SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2009
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☐                Form 40-F   ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                No   ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: January 27, 2009	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate, January 27, 2009
CANADIAN PACIFIC ANNOUNCES COMMON EQUITY OFFERING
Calgary — Canadian Pacific Railway Limited (TSX/NYSE:CP) today announced that it has entered into an agreement with a syndicate of underwriters who have agreed to purchase 12,600,000 CP common shares at a price of C$36.75 per share for sale to the public, primarily in Canada and the United States. CP has also granted to the underwriters an option to purchase, on the same terms, up to a further 1,300,000 common shares. The option is exercisable, in whole or in part, up to 30 days after the closing, which is scheduled to occur on February 10, 2009.
The offering is expected to provide CP gross proceeds of approximately C$463,050,000 million (and, in the case of a full exercise of the underwriters’ option, C$510,825,000 million). The net proceeds of the offering may be used to reduce indebtedness, contribute to funding of capital projects and for general corporate purposes.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts:

Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President
Tel.: (403) 319-6878	Investor Relations
email: leslie_pidcock@cpr.ca	Tel.: (403) 319-3591
email: investor@cpr.ca
A preliminary prospectus containing important information relating to the common shares has been filed with securities commissions or similar authorities in all of the provinces and territories of Canada (the “Canadian Securities Commissions”) and a registration statement relating to the common shares has been filed with the United States Securities and Exchange Commission (the “SEC”). The preliminary prospectus is still subject to completion or amendment and the registration statement has not yet become effective. There will not be any sale or any acceptance of an offer to buy the securities in Canada until a receipt for the final prospectus has been issued and the common shares may not be sold in the United States or to U.S. persons and offers to buy the common shares may not be accepted from persons in the United States or U.S. persons prior to the time that the registration statement becomes effective. Before you invest you should read the prospectus and the other documents CP has filed with the Canadian Securities Commissions and the SEC for more complete information about CP and the offering. You may obtain these documents for free by visiting SEDAR at www.sedar.com or the SEC’s website at www.sec.gov. You may also obtain copies of these documents by calling CP’s Investor Relations department at the telephone number listed above.